FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F   X            Form 40-F
                   -----                    -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                 No   X
             -----              -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

         Contents:
               1. Press Release dated October 3, 2006 regarding the closing of the amalgamation of Mattel Enterprises, Ltd and Radica Games Limited.

     This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526
and No. 333-79005).

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 RADICA GAMES LIMITED



Date:     October 3, 2006                         /s/ Robert Normile
     ----------------------------                -------------------------------
                                                 Robert Normile
                                                 Vice President




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[MATTEL LOGO]                                                      [RADICA LOGO]
--------------------------------------------------------------------------------

For Immediate Release   CONTACTS:  NEWS MEDIA                SECURITIES ANALYSTS
                                   Lisa Marie Bongiovanni,   Mike Salop, Mattel
                                     Mattel                  310-252-2703
                                   310-252-3524


                     MATTEL COMPLETES ACQUISITION OF RADICA

EL SEGUNDO, Calif., October 3, 2006 -- Mattel, Inc. (NYSE:MAT) and Radica Games Limited (NASDAQ:RADA) announced that Mattel has completed the acquisition of Radica, the maker of electronic entertainment toys.

Under the definitive agreement, Radica shareholders are entitled to receive $11.55 per share in cash for each share of Radica common stock, for total consideration of approximately $230 million. Radica's common stock will cease to trade on the Nasdaq national market at the close of business today and will be delisted.

"The addition of Radica to the Mattel family of brands is a strategic fit for both organizations as we look to maximize and combine the core competencies of both groups," said Robert A. Eckert, chairman and chief executive officer for Mattel, Inc. "We are excited about working with our new colleagues at Radica to expand the Radica brand into global markets. We also look forward to exploring and generating opportunities for our internal brands, like Barbie(R), Hot Wheels(R) and Fisher-Price(R), as well as entertainment licenses, with new and current Radica products and technology."

Computereshare, the paying agent for the amalgamation, will mail a letter of transmittal and instructions to holders of record of Radica's common stock. The letter of transmittal and instructions will contain information on how to surrender shares of common stock in exchange for the amalgamation consideration of $11.55 per share. Shareholders of record should be in receipt of the letter of transmittal before surrendering their shares. Shareholders who hold shares through a bank or broker will not have to take any action to have their shares converted into cash, as such conversions will be handled by the applicable bank or broker.

Lehman Brothers, Inc. acted as financial advisor and Latham & Watkins LLP served as legal advisor to Mattel in connection with the transaction. Navigant Capital Advisors, LLC acted as financial advisor and Sullivan & Cromwell LLP served as legal advisor to Radica in connection with the transaction.


ABOUT RADICA
Radica is a Bermuda company headquartered in Hong Kong. Radica had revenues in 2005 of approximately $163 million and maintains a Dallas-based design and marketing office, as well as a state-of-the-art manufacturing facility in China. Radica markets its products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Radica employs over 6,000 people worldwide in its group of companies. Internationally Radica sells products in approximately 30 countries.

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MATTEL COMPLETS ACQUISITION OF RADICA/PAGE 2

ABOUT MATTEL
Mattel, Inc., (NYSE: MAT, www.mattel.com) is the worldwide leader in the design, manufacture and marketing of toys and family products, including Barbie(R), the most popular fashion doll ever introduced. The Mattel family is comprised of such best-selling brands as Hot Wheels(R), Matchbox(R), American Girl(R) and Tyco(R) R/C, as well as Fisher-Price(R) brands (www.fisher-price.com), including Little People(R), Rescue Heroes(R), Power Wheels(R) and a wide array of entertainment-inspired toy lines. With worldwide headquarters in El Segundo, Calif., Mattel employs more than 25,000 people in 42 countries and sells products in more than 150 nations throughout the world. Mattel's vision is to be the world's premier toy brands -- today and tomorrow.

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Note: Forward-looking statements with respect to the combination of the companies, the expansion of Radica brands into global markets, the generation of opportunities for Mattel's brands and the financial condition, results of operations and business of the companies are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These include, without limitation: the ability to retain key personnel; ongoing relations between Radica and its suppliers, customers and other parties; costs and other issues with respect to integrating Radica, its products and its employees into Mattel and achieving expected synergies; dependence on the timely development, manufacture, introduction and customer acceptance of new products; the seasonality of the toy business; customer concentration and pricing; significant changes in buying and payment patterns of major customers, including as a result of bankruptcy and store closures; adverse changes in general economic conditions in the U.S. and internationally, including adverse changes in the retail environment, employment and the stock market; order predictability and supply chain management; the impact of competition, including from private label toys, on revenues and margins; the supply and cost of raw materials (including oil and resin prices), components, employee benefits and various services; the effect of currency exchange rate fluctuations on reportable income; the possibility of product recalls and related costs; risks associated with foreign operations; negative results of litigation, governmental proceedings or environmental matters; changes in law and regulations; possible work stoppages, slowdowns or strikes; possible outbreaks of SARS, bird flu or other diseases; political developments and the threat or occurrence of war or terrorist acts; the possibility of catastrophic events; the inherent risk of Mattel and Radica new initiatives; and other risks and uncertainties as may be detailed from time to time in public announcements and SEC filings. This release contains forward-looking statements within the meaning of federal securities laws. Readers are cautioned not to place undue reliance on these forward looking statements and any such forward-looking statements are qualified in their entirety to the cautionary statements contained in this press release. Neither Mattel nor Radica updates forward-looking statements and expressly disclaims any obligation to do so.